Exhibit 21

List of Subsidiaries of Image Sensing Systems, Inc.

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Image Sensing Systems HK Limited	Hong Kong Special Administrative Region of the People’s Republic of China

Image Sensing Systems (Shenzhen) Limited	China (PRC)

Image Sensing Systems England Limited	United Kingdom

Image Sensing Systems Europe Limited	United Kingdom

Image Sensing Systems Holdings Limited	United Kingdom

Image Sensing Systems UK Limited	United Kingdom

Image Sensing Systems Europe Limited SP.Z.O.O.	Poland

Image Sensing Systems Germany, GmbH	Germany

Image Sensing Systems Spain SLU	Spain

Image Sensing Systems Canada Ltd.	Canada

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